SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of August, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: August 25, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

FEDERAL COURT QUASHES THE DECISION FOR PANEL REVIEW

Oakville, Ontario, August 23, 2004 — The Federal Court has quashed the decision by former Environment Minister, the Hon. David Anderson, to form a panel to review Bennett Environmental Inc.’s thermal oxidizer plant in Belledune, New Brunswick.

In his decision, dated August 19, Judge Sean Harrington stated: “This court grants judicial review, quashes the said decision, declares it null and void and prohibits the Canadian Environmental Assessment Agency from proceeding with a review of the matter, the whole with costs against the respondents”.

In the 16-page ruling Judge Harrington ruled that the panel review process is intended for projects in their planning stage. The Bennett facility in Belledune was already 90 per cent complete when he called for the panel review. The review was to consider trans-boundary environmental impact under provisions of the Canadian Environmental Assessment Act.

Judge Harrington also pointed out that the minister’s own officers at the Canadian Environmental Assessment Agency (CEAA) agreed in its own study there would be no foreseeable transboundary impact from the plant. He also agreed that Health Canada’s position that they could not have “absolute confidence” there would be no transboundary impact was unreasonable.

Company president and CEO, Al Bulckaert, responding to news of the judge’s decision said: “We are pleased with the finding and have argued all along that the former Minister of the Environment, the Hon. David Anderson, should not have called for a panel review after CEAA found no issues with the facility after an exhaustive seven-month study.” Mr. Bulckaert added the “we are now looking forward to moving ahead with the operating of the Belledune plant.”

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEV”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Rick Stern at the Oakville office (905-339-1540).

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